UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Lucas Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

549333 20 1
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
2687 California Street
San Francisco, California 94115
(607) 279-5382

ROBERT L. FROME, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,929,645 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,929,645 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,929,645 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,010,655
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,010,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,940,300 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,940,300 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,940,300 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON OO

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON RYAN J. MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,948,633 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,948,633 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,948,633 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON IN

(1) Includes 187,500 Shares underlying Warrants and 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON YOUNG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON YOUNG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON JOSHUA D. YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 354,999 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 354,999 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,999 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 150,000 Shares underlying Warrants and 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.

CUSIP NO. 549333 20 1

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,742,145 Shares directly owned, and Warrants to purchase 187,500 Shares that may be deemed to be beneficially owned, by Meson Constructive is approximately $7,240,043, including brokerage commissions.  Such securities were acquired with the working capital of Meson Constructive.

The aggregate purchase price of the 1,010,655 Shares directly owned by Meson LP is approximately $1,651,670, including brokerage commissions.  Such securities were acquired with the working capital of Meson LP.

The aggregate purchase price of the 196,666 Shares directly owned, and Warrants to purchase 150,000 Shares that may be deemed to be beneficially owned, by Young LP is approximately $381,941, including brokerage commissions.  Such securities were acquired with the working capital of Young LP.

Ryan J. Morris may be deemed to beneficially own an additional 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Morris in his capacity as a director of the Issuer.

Joshua D. Young may be deemed to beneficially own an additional 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Young in his capacity as a director of the Issuer.

Each of Meson Constructive, Meson LP and Young LP effects purchases of securities primarily through margin accounts maintained for it with brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,696,680 Shares outstanding, which is the total number of Shares outstanding as of November 9, 2012 as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on November 13, 2012.

As of the close of business on December 27, 2012, Meson Constructive may be deemed to beneficially own 3,929,645 Shares, including 187,500 Shares underlying Warrants, constituting approximately 14.6% of the Shares outstanding.  By virtue of their relationship with Meson Constructive discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson Constructive.

CUSIP NO. 549333 20 1

As of the close of business on December 27, 2012, Meson LP may be deemed to beneficially own 1,010,655 Shares, constituting approximately 3.8% of the Shares outstanding.  By virtue of their relationship with Meson LP discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson LP.

As of the close of business on December 27, 2012, Young LP may be deemed to beneficially own 346,666 Shares, including 150,000 Shares underlying Warrants, constituting approximately 1.3% of the Shares outstanding.  By virtue of their relationship with Young LP discussed in further detail in Item 2, each of Young LLC and Joshua D. Young may be deemed to beneficially own the Shares beneficially owned by Young LP.

The Warrants owned by the Reporting Persons contain “blocker” provisions which restrict exercise of any portion of the Warrants to the extent that after giving effect to such exercise, the holders thereof would beneficially own in excess of specified ownership limitations (4.99% of the outstanding Shares with respect to 287,500 Warrants reported herein and 9.99% of the outstanding Shares with respect to 50,000 Warrants reported herein, subject to increase or decrease to the ownership limitations as set forth in the respective Warrants, but in no event greater than 9.99% of the outstanding Shares).

As of the close of business on December 27, 2012, Ryan J. Morris may be deemed to beneficially own an additional 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Morris in his capacity as a director of the Issuer.

As of the close of business on December 27, 2012, Joshua D. Young may be deemed to beneficially own an additional 8,333 Shares underlying stock options that are exercisable within 60 days of the date hereof.  Such stock options were awarded to Mr. Young in his capacity as a director of the Issuer.

This statement reports an aggregate of 5,303,632 Shares, including 337,500 Shares underlying Warrants and 16,666 Shares underlying stock options, constituting approximately 19.6% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           On December 20, 2012, each of Ryan J. Morris and Joshua D. Young were awarded stock options to purchase 50,000 Shares (100,000 Shares in the aggregate) with an exercise price of $1.15 per Share in their capacities as directors of the Issuer.  The stock options vest in 12 equal monthly installments beginning January 20, 2013.  Schedule A annexed hereto lists all other transactions in the securities of the Issuer by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market unless otherwise indicated.

CUSIP NO. 549333 20 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2012	MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.

	By:	Meson Capital Partners LLC General Partner

	By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC General Partner

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

/s/ Ryan J. Morris
RYAN J. MORRIS

YOUNG CAPITAL PARTNERS, LP

By:	Young Capital Management, LLC General Partner

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

CUSIP NO. 549333 20 1

YOUNG CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

/s/ Joshua D. Young
JOSHUA D. YOUNG

CUSIP NO. 549333 20 1

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days Other Than as Set Forth in Item 5(c)

Class of Security	Securities Purchased	Price ($)	Date of Purchase
MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.
Common Stock	333,851	1.3573	12/26/12
Common Stock	121,348	1.3971	12/27/12